UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                    (Amendment No. __2___)*

                    Stocker & Yale Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $0.001 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         86126T203
               ____________________________________
                         (CUSIP Number)

                    December 31, 1999
     -------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     --x--     Rule 13d-1(b)
     ----      Rule 13d-1(c)
     ----      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.86126T203                 13G         Page  2   of  9
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(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Special Situations Fund III, L.P.  ("The Fund") F13-3737427
MGP Advisers Limited PArtnership ("MGP") F13-3263120
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
  (a) | |
  (b) |X|
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(3)  SEC USE ONLY
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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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 NUMBER OF     (5) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH:   (8) SHARED DISPOSITIVE POWER        None
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(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   None
----------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   None
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware Corporation is the
General Partner of this entity.









CUSIP No. 86126T203             13G         Page  3   of   9
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Austin W. Marxe
     David Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

  (a) | |
  (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------
 NUMBER OF     (5) SOLE VOTING POWER           None
  SHARES       -------------------------------------------------
BENEFICIALLY   (6) SHARED VOTING POWER         None
 OWNED BY      -------------------------------------------------
   EACH        (7) SOLE DISPOSITIVE POWER      None
 REPORTING     -------------------------------------------------
PERSON WITH:    (8) SHARED DISPOSITIVE POWER       None
----------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

   None
----------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)

----------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   None
----------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (See Instructions)

     IN
----------------------------------------------------------------









                                             Page 4 of 9 Pages

Item 1.
(a)  Name of Issuer:  Stocker & Yale Inc.
(b)  Address of Issuer's Principal Executive Offices:
     32 Hampshire Road, Salem,  NH  03079
Item 2.
(a)-(c) Name of Person Filing; Address of Principal Business Office; and Place of Organization: This statement is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership (the "Fund"), (ii) MGP Advisers Limited Partnership, a Delaware Limited Partnership ("MGP"), (iii) AWM Investment Company, Inc., a Delaware corporation ("AWM") and (iv) Austin W. Marxe. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53
     Street, New York, New York 10022.   The busines of the
     Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. MGP is a general partner of and investment adviser to the Fund. MGP is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of MGP is to act as a general partner of and investment adviser to the Fund. AWM, a Delaware corporation

                                        Page 5 of 9 Pages
     primarily owned by Austin Marxe, serves as the sole general partner of MGP. AWM is a registered investment adviser under the Investment Advisers Act of 1940.
     Austin W. Marxe is also the principal limited partner of MGP and is the President and Chief Executive Officer of AWM. Mr. Marxe is principally responsible for the selection, acquisition and disposition of the portfolio securities by AWM on behalf of MGP and the Fund.
2(b)      Title of Class of Securities: See cover sheets.
2(c)      CUSIP Number:  See cover sheets.
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) ( )   Broker or Dealer registered under section 15 of the
          Act
(b) ( )   Bank as defined in section 3(a) (6) of the Act
(c) ( ) Insurance Company as defined in section 3(a) (19) of the Act
(d) (x) Investment Company registered under section 8 of the Investment Company Act
(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

                                   Page 6 of 9 Pages
(g) (x)   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)
(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii)
          (H)
See Exhibit A attached hereto.
Item 4.   Ownership:
(a) Amount Beneficially Owned: No shares of Common Stock are beneficially owned by Austin W. Marxe, David Greenhouse, AWM, MGP and the Fund.
(b) Percent of Class: No percent of the Common Stock are beneficially owned by Austin Marxe, David Greenhouse, AWM, MGP and the Fund.
(c) Number of Shares as to Which Such Person Has Rights to Vote and/or Dispose of Securities: The Fund, MGP and
     AWM have the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are respectively beneficially owned. Austin W. Marxe and David Greenhouse have shared power to vote or to direct the vote of and to dispose or to direct the disposition of securities reported hereby which are beneficially owned by Austin Marxe and David Greenhouse by virtue of being the Executive Officers of the Investment Adviser.
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
                                   Page 7 of 9 Pages
     beneficial owner of more that five percent of the class
     of securities, check the following   x .
Item 6.Ownership of More than Five Percent on Behalf of Another Person: The Fund as owner of the securities in question, has the right to receive any dividends from, or proceeds from the sale of, such securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: See Exhibit A attached hereto.
Item 8. Identification and Classification of Members of the
      Group:  Not applicable
Item 9. Notices of Dissolution of Group:  Not applicable.
Item 10.  Certification:
               Each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                        Page 8 of 9 Pages
                          SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000


                    SPECIAL SITUATIONS FUND III, L.P.



                    By:/s/ Austin W. Marxe
                       Austin W. Marxe
                       Individual General Parnter

                    MGP ADVISERS LIMITED PARTNERSHIP
                    By: AWM Investment Company, Inc.



                    By:/s/ Austin W. Marxe
                        Austin W. Marxe
                        President and Chief Executive Officer

                    AWM INVESTMENT COMPANY, INC.



                    By: /s/ Austin W. Marxe
                        Austin W. Marxe
                        President and Chief Executive Officer




                         /s/ Austin W. Marxe
                         Austin W. Marxe



                         /s/ David Greenhouse
                         David Greenhouse




                                        Page 9 of 9 Pages





                          EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. AWM is the sole general partner of MGP, a registered investment adviser under the Investment Advisers Act of 1940, as amended. MGP is a general partner of and investment adviser to the Fund. AWM is a registered investment adviser under the Investment Advisers Act of 1940
and serves as the general partner of MGP.   Austin W. Marxe
and David Greenhouse are the principal owners of AWM and are principally responsible for the acquisition and disposition of the portfolios securities by the investment adviser.